October 21, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Essent Group Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 26, 2013
File No. 333-191193

Dear Mr. Riedler:

On behalf of our client, Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”), please find below the Company’s responses to the comment letter sent to Mark Casale, the Company’s President and Chief Executive Officer, dated October 3, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Registration Statement on Form S-1 filed on September 16, 2013 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on September 26, 2013 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on October 4, 2013 (“Amendment No. 2”).

The Company is filing, via EDGAR, in accordance with the Securities Act of 1933, as amended, a complete copy of Amendment No. 3 to Registration Statement (the “Amendment No. 3”), which, among other things, reflects certain revisions in response to your letter and updates the disclosure in the Registration Statement for the period ended September 30, 2013. For your convenience, we are providing four clean copies of Amendment No. 3, as well as four copies blacklined against Amendment No. 2, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Unless the context otherwise indicates, references herein to the “Company” include the Company’s direct and indirect subsidiaries.

General

1.                                      Please revise the table on page 162 to include the shares held by PBRA (Cayman) Company and its affiliates as also held by each of Mr. Spiegel and Mr. Glanville; the shares held by Commonwealth Annuity and Life Reinsurance Company Limited as also held by Mr. Levine; the shares held by PPF Holdings II as also held by Mr. Turnbull; the shares held by RenaissanceRe Ventures Ltd. as also held by Mr. Dutt; and the shares held by Valorina LLC as also held by Mr. Tandon. Please also include these shares in the total aggregate shares of all executive officers and directors as a group.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on pages 162 through 164 of Amendment No. 3 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-728-8616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Groll
Michael Groll
of Willkie Farr & Gallagher LLP

Enclosures

cc:	Mark Casale
Mary Lourdes Gibbons
Matthew Jones